Raise Green, Inc.

Regulation Crowdfunding Form C-AR

Annual Report 2023



Raise Green

Table of Contents

Forward Looking Statement Disclosure

This Form C and any documents attached here or incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Issuer's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents attached to or incorporated by reference herein or therein are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuer's control) and assumptions. Although the Issuer believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuer's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by the Issuer in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. The Issuer undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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The Company

<u>Name of Company [1]</u>

Rasie Green, Inc. ("the Company," "the Issuer", "Raise Green")

Address: 770 Chapel St., New Haven CT 06510

Website: www.raisegreen.com

Number of Employees: 5

State of Jurisdiction: DE, US

Date of Inception: 3/29/2018

<u>Annual Reports</u>

An issuer that has offered and sold securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part must file with the Commission and post on the issuer's Web site an annual report along with the financial statements of the issuer certified by the principal executive officer of the issuer to be true and complete in all material respects and a description of the financial condition of the issuer as described in § 227.201(s). If, however, an issuer has available financial statements that have either been reviewed or audited by a public accountant that is independent of the issuer, those financial statements must be provided and the certification by the principal executive officer will not be required. The annual report also must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of § 227.201. The report must be filed in accordance with the requirements of § 227.203 and Form C (§ 239.900 of this chapter) and no later than 120 days after the end of the fiscal year covered by the report.

(b) An issuer must continue to comply with the ongoing reporting requirements until one of the following occurs:

(1) The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));

(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) The issuer liquidates or dissolves its business in accordance with state law.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

Raise Green, Inc.

Issuer

DocuSigned by:

Jackie Logan

7D692351FAE3409...

Signature

Jackie Logan
_____

Jackie Logan

COFOUNDER, PRESIDENT, CIO
_____

CoFounder, President, CIO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

John Ewen
—684A53A01C4245D...

John Ewen

CEO

DocuSigned by:

Jackie Logan
—7D692351FAE3409...

Jackie Logan

CoFounder, President, CIO

DocuSigned by:

[signature]
—DCF31274CCBA44A...

Alison Silverstein

Interim COO, Director

DocuSigned by:

Andy Rapkin
—A231B8B62F0B49D...

Andy Rapkin

Director

[Instructions to the preceeding section:

1 - The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.]

Directors of the Company [4]

[Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.]

[Please include ALL members of the board of directors, regardless of their equity interest or the size of the board. NOTE: Similar information will be requested for Officers of the Company in item [5] immediately following, and though there may be overlap with one or more persons serving as both

Directors and Officers of the Company, the information required is not exactly the same. Thus, please read and complete the sections [4] and [5] carefully.]

Name:	*Ryan Dings*		10/23-Present
Principal Occupation:	Executive (Chief Executive Officer)		
Employer:	ClimateHaven Inc.		
Employer's principal business:	Technology incubator for climate-related early stage businesses		
List below all positions and offices with the issuer and the period of time in which the **DIRECTOR** served in the position or office:			
Position 1:	Chief Executive Officer		
Business Experience: List below the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer 1:	ClimateHaven Inc.		
Employer 1's Principal Business:	Technology incubator for climate related early stage businesses		
Title:	Chief Executive Officer		
Responsibilities:	Lead all management of the organization		
Employer 2:	Greentown Labs, Inc.		
Employer 2's Principal Business:	Technology incubator for climate related early-stage businesses		
Title:	Chief Operating Officer & General Counsel		
Responsibilities:	Lead management of the organization's operations and legal function		

Name:	*Andrew Rapkin*	Dates of Board Service:	*June 2021 - present*

Principal Occupation:	Venture Capital Investor, August 2017 - present		
Employer:	Self-employed		
Employer's principal business:	Investments in early stage companies		
List below all positions and offices with the issuer and the period of time in which the **DIRECTOR** served in the position or office:			
Position 1:	N/A		
Business Experience: List below the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer 1:	Remedios LLC		
Employer 1's Principal Business:	Venture Capital Investor		
Title:	Investor	Dates of Service	August 2017 - present
Responsibilities:	Evaluate and make investments in early stage companies		

Name:	Alison Silverstein	Dates of BOARD Service:	2022 to Present
Principal Occupation:	Board Director and Fractional CXO		
Employer:	Self	Dates of Service:	9/23-present
Employer's principal business:	Consulting		
List below all positions and offices with the issuer and the period of time in which the **DIRECTOR** served in the position or office:			
Position 1:	Interim COO/Head of Strategy	Dates of	Dates 8/22-present

		Service:	
Business Experience: List below the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer 1:	*Employer 1 Raise Green*		
Employer 1's Principal Business:	*Employer's principal business Reg CF*		
Title:	*Interim COO*	**Dates of Service:**	*Dates 8/22-present*
Responsibilities:	*Responsibilities assist with operational strategy and efficiency, fund raising and marketing strategy*		
Employer 2:	*Code Together*		
Employer 2's Principal Business:	*Business Management Software*		
Title:	*Title Head of Strategy*	**Dates of Service:**	*Dates 11/22 - present*
Responsibilities:	*Responsibilities FundRaising, Go to Market Strategy, Sales, Marketing*		

Officers of the Company [5]

[NOTE: The term "Officer" means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include that person again here, but make note that the information for Officers required in this section is not exactly the same as for Directors in section [4] immediately preceding.]

Name:	*John Ewen*	**Title:**	*CEO*
Responsibilities	*Managing Company and Fundraising*		
Employer:	*Raise Green Inc.*	**Dates of Service:**	*April 2024 to present*
List below all positions and offices with the issuer and the period of time in which the **Officer** served in the position or office:			
Position 1:	*N/A*	**Dates of Service:**	*N/A*

Business Experience: List below the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer 1:	*Emeren Group*		
Employer 1's Principal Business:	*Utility Scale Solar Developer*		
Title:	*CEO - North America*	**Dates of Service:**	*Apr 2018 - Sep 2023*
Responsibilities:			
Employer 2:	*Horseneck LLC*		
Employer 2's Principal Business	*Consulting*		
Title:	*Principal*	**Dates of Service:**	*2016 to Present*
Responsibilities:	*Consulting*		

Name:	*Jackie Logan*	**Title:**	*President, CIO*
Responsibilities	*Managing the day to day of the company*	**Dates of Service:**	*April 2024 - Present*
List below all positions and offices with the issuer and the period of time in which the **Officer** served in the position or office:			
Position 1:	*Co-CEO*	**Dates of Service:**	*Oct 2024 - Feb, 2024*
Position 2:	*Interim CEO*	**Dates of Service:**	*Feb 2024 to March 2024*
Position 3:	*CIO*	**Dates of Service:**	*2021 to Present*
Responsibilities	*Managing the day to day of the company*		
Other: Business Experience: List below the employers, titles and dates of positions held during past three years with an indication of job responsibilities:			
Employer 1:	*N/A*		

Name:	*Alison Silverstein*	Title	*Interim COO*
Responsibilities	*Interim COO/Head of Strategy*		
Employer:	*Raise Green Inc.*	**Dates of Service:**	*8/22 to present*
List below all positions and offices with the issuer and the period of time in which the **Officer** served in the position or office:			
Position 1:	*Board Member*	**Dates of Service:**	
Employer 1:	*See Director above for additional employment*		

Principal Security Holders [6]

[Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.]

Below are the names and ownership levels of each person or entity, who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Owner Name of Holder	Number and Class of securities Now Held	% of Voting Power
Franz Hochstrasser	*3,580,000 Common Stock*	*43%*
Matthew Moroney	*3,420,000 Common Stock*	*41%*

Table 1. Beneficial Owners ownership percentages as of 4/10/2024, which is no more than 120 days prior to the date of the filing of this offering statement.

To calculate the denominator of the voting %, the total of all outstanding options and shares that are vested as well as common shares are summed for a total of: 1,272,368 plus 7,000,000 for a total of 8,272,368.

[INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.]

The Business

Description of Business [7]

Raise Green, Inc. was incorporated on March 28, 2018 in the State of Delaware. On July 30, 2019, the Company was approved for FINRA Membership, and officially became a funding portal to issue securities under Regulation Crowdfunding (Reg CF). In July 2020, the Company began its revenue-producing activities with the launch of its first offering under Reg CF.

Raise Green is on a mission to accelerate the clean energy transition, and democratize access to capital and investment. We work with companies and nonprofits across the US that are looking to raise capital for climate solutions – this can be anything from a solar project on top of a school to a new climate technology.

Reg CF is a relatively new regulation, becoming effective in 2016, and specifically designed to enhance the growth of jobs and open up access to capital and investment to accredited and non accredited investors. The rule was adopted in response to Title III of the JOBS Act. Reg CF uniquely met the mission of Raise Green - to accelerate the transition to clean energy by democratizing access to capital and investment.

As a regulated entity, our funding portal is permitted to be compensated by the companies that raise funds on our platform. We have 2 main fees – a success fee which is a cash fee typically 7% of the raised funds but may range from 1.5% up to 9%; we also can receive securities compensation in the form of securities of the same class and type as being offered by the issuer. We selectively have taken securities stakes from 1% to 2%, but are permitted to be as high as 9%. To simplify costs for issuers and cover expenses, starting in 2022, we charged issuers a flat fee to prepare their listing, and starting in 2023, for transaction processing fees. Additionally, should an issuer with a live offering need to file an amendment, we charge an additional $1,000. The Company may also receive revenues from services, which in the past have included consulting and financial modeling, and in the future may include sale of clean energy projects, premium services and membership. The Company also has proprietary business automation software developed with IBM which the Company owns. At this time, the Company has no specific plans for the IP, but may seek potential revenue generating opportunities in the future.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

Raise Green does not have a parent or subsidiaries.

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Risk Factors

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN A REGULATION CF INVESTMENT UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature including this Form C-AR, annual report.

Securities issued by the firm to date have all been issued under an exemption from registration; the U.S. Securities and Exchange Commission has not made an independent determination that these securities were exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Precedent Risk in Regulation Crowdfunding

Regulation Crowdfunding (Reg CF) is characterized by a rapidly evolving regulatory landscape. The lack of established precedents in this area often leads to frequent modifications, including alterations in language, commitments, and legal statutes. It is important for investors to be aware of the potential risks associated with changes in the Reg CF that could impact this investment. While the Issuer aims to communicate effectively and promptly with Investors, it is possible that both Issuers and Investors may not be aware of potential regulatory impacts to the investment.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Early-Stage Product Development

Within this nascent industry, there can be no assurance that the Company will successfully develop products, attract customers and establish partnerships, among other areas, necessary to achieve its business plans and reach profitability in the short, medium or long term. The Company is engaged in a business that did not exist before Regulation Crowdfunding became effective in 2016. Consequently, our business model is relatively new and untested. To a large extent, we and our competitors are literally inventing the business model as we go. We have few if any examples of how to become profitable in the JOBS Act market, but as yet there is no proof that a successful model can be built.

Two-Sided Marketplace

Unlike businesses with one product to sell into a market, the Company has two sides to develop. The Company must attract investors. Our business model relies on the Company bringing in investors and their investing in offerings on the platform. Investing online in risky offerings is new and represents a change in behavior and education. We are counting on the rapid growth of our investor base to meet revenue expectations. There is no guarantee that we will be able to grow our active investor base. The Company must attract projects and companies in the climate solution space that meet the Company 's requirements to launch on the platform for investment. Investment crowdfunding leans on the ability of the issuing company to bring in their community of loyal followers to invest in their offering. Consumer facing brands have natural followers and a public presence - it is baked into their business plan , while non consumer facing brands or projects may not. Many of the climate related projects and companies may not be consumer facing and thus may lean on the Company's investor base for successful raises.

Contractor Risk

We, at times, may depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer and regulatory requirements and in a timely and cost-effective manner. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we, or issuing companies using our services, rely on only one or two contractors or suppliers for a particular component or service. The Company's ability to increase service offerings to our customers is, at times, highly dependent on suppliers and contractors ability and commitment to support requests we make of them. If they are not willing or able to respond, we could fall behind on delivering new services, or fall behind competitively which could negatively impact our competitive position and reputation, adversely affecting our business and results of operations. Certain third party providers, in particular our software provider, are critical to our business, and given the nature of their products and services, are not easily replaced. Some of these are start ups themselves which means they have higher risk to their business model and may not survive. Should a third party provider go out of business or pivot their business such that the service is no longer available, that could be highly problematic to our operations, and could cause serious disruptions to our business plan. When a Company has a service provider that is so critical to its business, the provider does have certain pricing power over its customers and could implement price increases that are difficult for the Company to renegotiate.

Reputational Risk

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction. Damage to our reputation could negatively impact our business, financial condition and results of operations.

There is a risk that the offerings listed on the platform do not return the financial returns investors expect. While risks are clearly disclosed on a per investment basis, and the Company follows the regulatory limitations for individual investor's investment amounts, investors still may be disappointed for a variety of reasons. This could potentially negatively impact the reputation of the platform and thus investor interest in offerings.

Technology Risk

Our business is heavily reliant on technology and data. It has become standard for companies that rely on this to experience attacks on information infrastructure where companies manage and store various proprietary information and sensitive/confidential data relating to operations. These can be sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack products or otherwise exploit any security vulnerabilities. Some attacks may be malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Customer Data Risk

The Company must gather, hold and transmit customer personally identifiable data. Much of this is maintained by third party providers but the Company also may maintain certain internal databases. The integrity and protection of that data is critical from multiple angles including but not limited to, reputational risk, regulatory, legal risk, and business risk. There is increasing focus and ever changing regulations by regulators globally to meet privacy and usage protocols. In this rapidly changing field, the Company cannot control actions or protocols of its third party providers. Should the Company experience significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems, this could result in fines, legal claims or proceedings. In order for the Company to execute its business plan, customers must feel their data is secure. Any breach related to customer data would impact investor confidence to provide data to open an account and execute transactions, among other things, which would negatively impact our ability to do business.

Intellectual Property Rights

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights protections may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Competition

There is the significant threat of both direct and indirect competition. Other companies are developing businesses that focus on using Regulation Crowdfunding for sustainable and impact investing, while another set offer financing solutions for clean energy projects and climate-related businesses. With the climate crisis worsening, the sustainable investing and Environmental, Social and Governance (ESG) space has big tailwinds and has become very popular. Most companies now feel they have to offer something in this space to compete. And investors can expect that competitors will continue to enter the space directly or make acquisitions in the space, and those competitors will include those with large resources behind them. Large financial institutions could enter this space as well. Not only do these potential competitors possibly have significant resources to build their presence but they may be able to pull from existing relationships in investment banking, private wealth, institutional investors, and asset management businesses to seed issuers and investors. The activity of these companies may lead to slower growth for the Company than expected. They may attract the Company's current customers - investors and issuers - leading to a loss of business and an inability to become profitable or raise additional capital.

17

Incumbent Competition

The Company is competing against incumbents in the Regulation Crowdfunding industry. There are multiple funding portals in existence and new ones likely to arrive in 2023 and beyond. To date the space is dominated by several platforms which serve a very broad issuer type and have a head start on developing their platforms. The Company may not be able to offer significant differentiation to its customers to compete with the incumbents. The incumbents have significantly more resources and revenue than the Company which will help them build out their operational services or they may choose to acquire or develop a directly competitive offering to the Company – that may challenge its growth. Given this is a business that requires large transaction volumes, there may be a consolidation in the industry further empowering the larger platforms and reducing the likelihood the smaller competitors will survive.

Inflation Reduction Act, and other Government Policy Initiatives

The huge influx of monies to the climate solution sector from US government policies has garnered huge attention globally. There is a risk that either partners we already have or new entrants to the market will shift their focus due to this opportunity. It is possible Raise Green will not move fast enough to take advantage of this opportunity. It is also possible that the max of $5mil for CF issuances may be less interesting due to the large size of the monies available and the need to deploy and raise private capital at a very new scale.

Business Projections

Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

Business Model

The Company expects to derive most of its revenue from fees earned from successful raises on the platform. This business model has not been broadly confirmed to be profitable. Scalability and capital efficiency, in part, will be an important part of our ability to become profitable – more offerings and more transactions by investors - enabling the growth of revenue while keeping costs down. We cannot be sure that our marketplace and internal processes will be able to meet this challenge. An overlay to interest in attracting issuers and investors is the general market condition for access to capital and investing. Currently, the market is very volatile in particular with the uncertainty around interest rates and inflation. As we are a growing community that derives revenue through transactions, we rely on the ongoing willingness of market participants to transact to grow our revenue. Uncertain markets may have disproportionate impacts on risky and illiquid assets such as private securities which the funding portal is registered to issue.

New Products and Services

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected. As the Company seeks to become profitable, we may determine that steering the Company into other business lines is needed. That may include but is not limited to reducing the emphasis placed on the company's funding portal business, other aspects or services to compliment or accelerate the development, financing and deployment of climate solutions, or other business activities as the Company may see fit. The Company also could be required to or desire to take on new registrations, such as a broker-dealer or investment advisor, depending on the current or future business activities which would add additional compliance obligations, expenses, and risk. The Company will respond to emerging market conditions and opportunities as it sees best fit.

Investment is not a Diversified Investment

The Company is focused in the sustainable investment space which has gained significant momentum in recent years. However the current market and economic conditions and the regulatory focus on greenwashing and climate-related risk disclosure, all may take a toll on the attractiveness of the sector. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

COVID-19

COVID-19 continues to have ripple effects in the US and global outlook. Additional variants of Covid continue to develop and not all populations have had full access to vaccines and treatments. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by infusions of Federal spending and historic actions by the Federal Reserve to provide liquidity, neither of which is likely to be sustainable in the long term. The Fed is currently seeking to unwind this support. There remains much uncertainty as to how ensuing measures taken by the Fed or governments in response to the Covid pandemic will impact the economy. The lingering effects of COVID-19 create uncertainty around our business model.

Force Majeure

Contracts the Company has with service providers to us and certain contracts we have in the performance of our duties as a funding portal may have a force majeure clause. In those cases, the provision relieves the parties from performing their contractual obligations when certain circumstances beyond their control arise, making performance inadvisable, commercially impracticable, illegal, or impossible. Should this occur, this could have a negative impact on the Company's ability to carry out its business plan or meet certain expected returns. As a result of climate change, the threat of extreme weather events like tropical storms and flash floods is increasing. A natural disaster or another event beyond the control of the Company could cause damage to the Company's equipment, team or customers and functionality that could disrupt operations of the employees or customers, or otherwise hinder the Company's ability to operate, succeed and become profitable.

Regulatory Compliance

The Company is subject to regulation by the Securities Exchange Commission and the Financial Industry Regulatory Authority. Despite best efforts, the Company may become subject to investigations on its compliance with regulations set forth by these organizations. Such investigations may incur costs and require staff time that may reduce resources available for growth. Investigations may lead to significant financial penalties that may threaten the viability of the Company. We are also subject to a wide range of federal, state, and local laws and regulations, such as licensing requirements, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower, and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations, or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Key Personnel

The Company is very dependent on its founders and key personnel. If anything catastrophic were to happen to the Company's founders, or key personnel, the future of the Company may be compromised. The Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such a person's absence. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements,

20

and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day to day operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate this personnel when needed or may make hiring mistakes. A tight labor supply adds to the challenges of hiring and cost management. If we can't attract qualified personnel or we make hiring mistakes, this could adversely affect our business, financial condition, and operating results. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

In February 2024, Franz Hochstrasser, CoFounder, CEO and Chairman of the Board, resigned from his day to day duties at Raise Green, and the Board. In April 2024, John Ewen joined the Company as our new CEO. With any change of this sort, there is risk to the business as it adjusts.

Litigation Risk

The Company is working with trusted and experienced partners, seeks to comply with all regulations to which it is subject, and seeks to handle its employees, customers and general public with respect and care. However, there is always a risk of litigation against the Company. The Company works in the investment and capital markets industry – and particularly is focused on retail investors where both regulators and legal frameworks seek to protect. Even potential lawsuits can harm the Company reputationally and financially, usurp time, and impact the business projections. Specifically related to this Offering of SAFEs, we are relying on an exemption from the Securities Laws the Securities Act of 1933 under Regulation CF. We have relied on the advice of counsel and believe we qualify for this exemption. If we did not qualify, we could be subject to penalties imposed by the Federal government, State regulators and lawsuits from investors.

Legal Interpretation, Changes to Laws and Regulations

Many US securities laws date back to the first half of the 20th century, and it is challenging to determine how these laws apply to the 2020's in the age of on-line investing and the internet, whereas Regulation Crowdfunding, which was authorized by the JOBS Act of 2012, is relatively new, is still in the process of being developed and subject to changes, new guidance, and misinterpretation. Congress is actively reviewing Regulation CF currently, and we anticipate the possibility of modifications, potentially in the near term. All this to say, that the business must work within the regulation, and there is room for uncertainty.

SPV Structure and Lead Investor

Use of the SPV structure in Regulation CF offerings as a co-issuer to simplify an issuers cap table and provide a coordinated point of contact for both company and investors, was only recently approved in March 2021. As with any new regulations, the market can take some time to fully understand all aspects of the new rule, and thus introduces some uncertainty to the structure. Everything is managed by the owner of the SPV, which is WeFunder Admin LLC, so if an individual investor does have concerns, they must bring them to the manager of the SPV to work with the company on their behalf. The Lead Investor plays an important role in certain voting decisions and paperwork on behalf of the crowdfund investors in the SPV. There is always a risk that the Lead Investor makes a decision that an Investor may consider not to be optimal.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly, creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs. If you couple this with rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that demand is reduced and that customers may pull back from purchases.

Green Investment, ESG, Impact and other Labels

The Company's focus is in clean energy and climate solutions-focused companies and drawing investors that are not only interested in a financial return but also the social and/or environmental impact benefits. Labels such as "green", "Environmental, Social and Governance" or "ESG", or "Impact" are not singularly defined. There is no one standard to determine what equates to a benefit – and how to measure benefits; the quality of data remains inconsistent and is still in its early stages of development. What might be a benefit or valuable impact to one person may not be to another. At this time, the Company has not created its own peer-reviewed tracking mechanism to measure the impact benefits and may rely on third-party metrics, methodologies or generalized information to provide estimates of impact which themselves may be incomplete or inaccurate. The Company does not guarantee that by listing an offering on its platform for investment that the issuing company will follow through and create the benefits that they disclosed at time of investment. All this uncertainty is an inherent risk for reputational, regulatory, or potentially legal risk for the Company.

Transactions with Related Parties

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to for key business investments In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value or result an issuance of securities with greater rights than Securities in this offering.

Investment In Personnel

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's employees, including its management. An Investor should carefully review any disclosure regarding the company's use of proceeds.

Nascent Industry

The Company is in an industry that is still maturing. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Limited Operating History

The Company and its development projects continue to be developed. The Company has limited revenue history. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Company Control

Based on the particular offering, investors will not have the ability to participate in the company's decision making process and must rely on management of the Company.

Raising Additional Capital / Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company.

If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition. Thus, the Company may not be able to execute its business plan, its continued operations could be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment. Given the current climate for VC investment, more focused on profitable companies, and the fact Raise Green has already done several rounds with angel investors, the fund raising ability of the firm may face new challenges.

The Company's $100,000 convertible note with TechStars matured on April 2024; the Company is requesting an extension, similar to the one granted last yearthere is always a risk that TechStars does not extend the note.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to grow sales and collect revenue from its contracts. The company may lose existing customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute our business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment until its Maturity Date, if any. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval.

Limited Disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Financial Controls for Small Companies

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to Minority Ownership Factors

SAFE and Convertible holders do not have an ownership position in the firm. If their securities convert in the future, they do so into Preferred Stock of the Company and become an owner.

Minority ownership means that an owner will not have the ability to influence the direction of the company. An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

In the future, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investors in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Risks Related to Certain Corporate Actions

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Additional issuances of securities. Company may sell interests to additional investors, which will dilute the percentage interest of an Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Securities of the Company

Terms of CF Securities

The specific Terms of the Reg CF SAFE are provided in the SAFE documents attached. Certain key terms of the SAFEs are provided below. (Simple Agreement for Future Equity is also called a "SAFE".) A SAFE provides Investors the right to preferred stock in the Company ("Preferred Stock"), when and if the Company sponsors an equity offering that involves Preferred Stock, on the standard terms offered to other Investors. Conversion to Preferred Equity is determined using the method that results in the greater number of preferred stock:

 i. the total value of the Investor's investment, divided by

  a. the price of preferred stock issued to new Investors multiplied by

  b. the discount rate (80%), or

 ii. if the valuation for the company is more than $8,000,000.00 (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of

  a. the Valuation Cap divided by

  b. the total amount of the Company's capitalization at that time.

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

Senior to payments for Common Stock.

Reg CF Offering – Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company for its Reg CF Offering issued its securities to the SPV, which issued interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors. The SPV is operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV has the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights - SPV

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy is in effect. For the investor or its proxy to be able to vote on Company business, both the SPV and the SAFE security must have voting rights

Proxy to the Lead Investor - SPV

The SPV securities can have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability specific to the SPV

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

General Voting Rights

The SAFEs and Convertible securities do not have voting rights. When securities convert, they will take on the voting rights of the new security. Common Stockholders have voting rights.

Securities Modified - SPV

Any provision of the Reg CF Safe may be amended, waived or modified by written consent of the Company and either: the Investor or the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii): the Purchase Amount may not be amended, waived or modified in this manner, the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes. Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

- Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
- Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer

Securities issued under Regulation CF have restrictions for transfer. Transfer can occur within the first 12 months

1. *to the issuer;*
2. *to an accredited investor;*
3. *as part of an offering registered with the U.S. Securities and Exchange Commission; or*
4. *to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.*

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer whether in the first year or thereafter.

Other Outstanding Securities

Classes of Securities

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights
Common Stock	15,000,000	8,179,090	Yes	

Table 3. Capital Structure as of 1/22/2024 The outstanding amount provided here includes vested and not vested shares.

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Options	1,670,910

Table 4. Warrants and/or Options as of 1/22/2024. This includes stock options that have been awarded, vested and not vested, and those not awarded yet. The Company has also issued SAFES and Convertible Notes as described below.

Minority Ownership, Limitation and Dilution of Rights

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in their SAFE , and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below.

Other Differences Among Classes of Securities

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

Certain SAFES issued in 2023 have higher liquidation preferences than SAFEs issued in 2022 and 2021 and specific 2023 SAFEs.

Valuation of Securities [21]

All securities issued by Raise Green to date are in the private markets, do not trade, and have no recorded trade price. The original price of any security offered does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock. When we engage in an offering of equity interests involving Preferred Stock, Investors may receive a number of shares of Preferred Stock calculated based on the description provided above.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, likely will be determined by our board of directors. Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

Outstanding Indebtedness

The Company has the following outstanding material debts.

Credit	Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Loan*	*Matthew Moroney*	*$51,930*	*1.93% per annum*	*12/31/2025*	*Loan, Maturity: 12/31/2025, Current With Payments: Yes, Issued: 5/17/2020*
Convertible Note**	*Techstars + ABN Amro Future of Finance Accelerator*	*$100,000*	*0%*	*4/13/24*	*Valuation Cap: $5,000,000*
Convertible Note***	*Raramuri Partners, LLC, lead*	*$500,000*	*0%*	*4/28/25*	*Valuation Cap: $5,000,000*

Table 5. Material indebtedness of the Issuer as of 4/10/2024

*Promissory Note

**Techstars + ABN Amro Future of Finance Accelerator made this investment on a pre-money valuation cap. Other than the Convertible Notes led by Raramuri Partners, LLC, all other investments under SAFEs were made on a post-money valuation cap. Note: the note has matured. The company is reaching out to Techstars to request an extension as of 4.29.2024. In 2023 when the note originally matured, Techstars granted an extension.

***Raramuri Partners, LLC led this investment on a pre-money valuation cap, co. Other than the Convertible Note issued to Techstars + ABN Amro Future of Finance Accelerator, all other investments under SAFEs were made on a post-money valuation cap.

Note matures either (i) if the company has achieved the Extension Milestones (defined below), April 28, 2025 or (ii) if the Company has not achieved the Extension Milestones, June 20, 2023. The Company hereby covenants and agrees with each of the holders of these Notes that it shall undertake reasonable best efforts to reasonable best efforts to (i) re-allocate the Common Stock held by members of the Company's management team; (ii) effectuate the Omnibus Amendment No. 1 to SAFEs; and (iii) the Company's sale and issuance of simple agreements for future equity for aggregate proceeds of at least $1,000,000 on or after the date hereof, including at least $440,000 from holders of Existing SAFEs (collectively, the "Extension Milestones").

Other Exempt Offerings [25]

The Company has conducted other exempt offerings within the past three years.

Offering Date	Exemption relied upon	Type of security	Amount of securities sold	Use of proceeds
12/2021	Regulation D, Rule 506(b)	SAFE	$340,000.00	General Operations
12/2022	Regulation D, Rule 506(b)	SAFE	$734,550.00	General Operations
12/2023	Regulation D, Rule 506(b) and 4(a)2	SAFE	$1,560,350.00	General Operations
6/2023	Regulation CF	SAFE	$124,000	General Operations
5/2021	Regulation D, Rule 506(b), 4(a)2	Convertible Note	$500,000	General Operations

4/2021	Regulation D, Rule506(b), 4(a)2	Convertible Note	$100,000	General Operations
5/2021	Regulation D, Rule506(b), 4(a)2	Convertible Equity	$20,000	General Operations

Table 6: Other exempt offerings within the past three years.

Related Party Transactions

The Company has related party transactions.

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Matthew Moroney	Co-Founder	Loan, Maturity: 12/31/2025, Current With Payments: Yes, Issued: 5/17/2020	1.93% per annum

Table 7. Related party transactions as of 4/29/2024

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

The Company was incorporated in 2018, launched its first offering in 2020, and listed 40 offerings as of April 2024.

Current Condition and Historical Results

Revenues Overview:

- **For the Year Ended December 31, 2020**: Revenue was $13,550 (excluding prize/award revenue).

- **For the Year Ended December 31, 2021**: Revenue increased to $263,830 (excluding prize/award revenue). The rise was mainly due to:
  - A $99,928 increase in Reg CF platform fees (a mix of cash and securities) following the Regulation CF cap raise to $5 million in May 2021.
  - A $150,352 increase in consulting revenue from contracts related to clean energy project finance modeling, software product development, and climate finance research.

- **For the Year Ended December 31, 2022**: Revenue decreased to $162,182.37, attributed to:
  - Earning revenue from Reg CF platform activities - fees (mix of cash and securities), totaling $157,974.05, and listing and/or transaction fees totaling $4,208.32.
  - Ceasing consulting operations to focus on the core business of inclusive impact investing and capital formation for climate solutions.

- **For the Year Ended December 31, 2023**:
  - Revenue decreased to $117,726.23. This decline was mainly from revenue from Reg CF platform fees ($101,257.08) and services ($16,469.15).

- **The first quarter of 2024** revenues are tracking to approximately $50,000.

Financial Position as of December 31:

- 2020: Total assets were $6,461, including $5,195 in cash.

- 2021: Total assets increased to $241,498, with $209,396 in cash.

- 2022: Total assets were $94,347, including $68,897 in cash.

- 2023: Total assets were at $537,206, including $514,803.25 in cash.

Net Loss:

- The company recorded net losses of $517,250 in 2020, $927,304 in 2021, and $1,214,116 in 2022.

- 2023 Net loss was $935,380[1], reflecting a slight improvement from the previous year.

Liabilities:

- 2020: Total liabilities were $515,046.

- 2021: Increased to $1,677,387.

- 2022: Decreased to $862,879.

- 2023: Increased to $1,059,688.

Liquidity & Capital Resources:

- As of December 31, 2023, the Company had cash on hand of $514,803. The company's average monthly revenue was approximately $10,000 over the last twelve months, against average monthly operational expenses of approximately $86,000, resulting in an average monthly burn rate of $76,000. As of March 2024 month end Raise Green had $318,976 Cash on hand.

- The Company is reviewing a plan for additional fundraising in 2024.

Achievements

- Since its incorporation in Delaware in March 2018, Raise Green has launched 40 securities offerings and raised over $9.3M for climate solutions, with a community of 31,000+ members (including email contacts and social media followers) and around 3,400 investor accounts, as of April 2024.

- The company has approximately $2.6M in signed contracts, and is working actively working through a pipeline of approximately $40M of potential issuers.

---

[1] Year-end 2023 finances have been adjusted since provided statements were finalized resulting in a <$2k difference than the amount stated.

- In 2023, Raise Green was named an "Outstanding Partner" by Connecticut Green Bank, and was one of the winners of FinTech Awards at Wealth & Finance. Notable awards previously include 2022 Impact Investing Platform of the Year by Environmental Finance and the IDC Future of Digital Innovation Award in 2021 and a Techstars/Future of Finance portfolio company in 2021.

- The Company moved its headquarters to a brand-new tech-incubator space in New Haven, CT, Climate Haven, in 2023. The Company was invited by the CEO of Climate Haven to join. Among other attributes, the Company attains a proximity to Boston and New York, as well as the New Haven upcoming climate ecosystem.

- The Company launched its 40th Offering on the platform in April 2024 comprising a mixture of debt and equity. Raise Green continues to offer issuers flexible choices to meet their financing needs and look for innovative ways to finance climate solutions..

- In 2023, Raise Green facilitated the issuance of a Climate Impact Note for Solar For Us, LLC. An innovative structure that enabled a non profit to take advantage of direct pay, coming in with the last piece of the capital stack needed to build a solar array on a school in Baltimore to provide community solar to over 150 families at a targeted 25% below current electricity rates. The community solar is targeted to 100% LMI customers. Per the Issuer, construction is underway.

- The Company brought on a Head of Growth, who is focused on developing our investor base. The Company has seen growth in new avenues for investment into offerings on the platform - largely from Self Directed IRAs.

- The Company was named a 2023 top ten crowdfunding platform in two categories by Kingscrowd; including the Average Raise Size to the Success vs. Failure Rate of Companies Issuing Securities under Reg CF.[2]

---

[2] https://kingscrowd.com/reg-cf-2023-top-platforms-and-year-in-review/#:~:text=The%20top%20two%20platforms%20alone,launched%20new%20raises%20in%202023.

- The Company attracted and hired a new CEO to drive expansion into new product offerings in April 2024.

Forward-Looking

Raise Green has engaged a new CEO with a focus on driving strategic expansion of our product offerings and go-to-market strategy to leverage the influx of funds into the Green Investment space driven by the Inflation Reduction Act. While projects and technologies in the climate space are broadly benefiting from the IRA, the most recent awards for the Greenhouse Gas Reduction Fund (total $20 billion) will open up significant deployment of capital into community focused efforts. Our new CEO comes to Raise Green with a proven track record of driving innovation, building strong teams, and delivering results. His leadership style and strategic vision align closely with the values and goals of Raise Green, with 23 years of experience in clean technology and renewables investing, capital raising, and operations.

It is our intention to expand both within and beyond our Regulation Crowdfunding offerings to increase market share and impact in climate solutions.

REG CF TRENDS:

2023 was a relatively flat year across the industry.

Raise Green raised $2.5 million in 2023 with an average transaction size of ~$3500[3]. The first 4 months of 2024 has seen a nice pick up in transactions totalling ~$1.4 mil with an average transaction size of $5,100.

Investor Growth: While Raise Green has demonstrated larger average check sizes than the industry historically, we are very excited about this recent increase. We attribute this in part to our educational efforts with investors which discuss various avenues from which an investor can consider sourcing

---

[3] Data 1.1.23 - 12.31.24, completed trxns, WB pull; 1.1.24 to 4.29.24 - completed, payment received/pending, reconfirm trxns, WB pull.

funds for impact investing. It is the combination of smaller $100 checks and larger checks we have seen enable companies raising on the platform to more successfully fill their raises. We plan to continue building out our investor growth efforts through education, direct outreach to Family Offices, Foundations and HNW investors. Issuer Growth: Beyond the GGRF activities, Raise Green is planning at this time to continue to offer the wide spectrum of issuers on our marketplace but will respond to feedback from our investors to target attractive issuers.

Industry Total Capital Raised:[4]

- In 2023, Reg CF companies raised a total of $420 million, down slightly by 0.7% from $423 million in 2022. Since 2018, a total of $1.7 billion has been raised.

Industry Success Rates:

- Of the 1,434 companies that launched new raises in 2023, 79% (1,157 companies) successfully hit their minimum goal, while 21% (314 companies) did not.

Industry Investor Participation:

- The average successful Reg CF raise in 2023 was $366k over an average of 121 days.
- The average investor check size across all platforms was $1,190.

Industry Demographics of Founders:

- Women-founded businesses raised $90.3 million, accounting for 21.7% of the total.
- Minority-founded businesses raised $118.3 million, representing 28.4% of the total.

Industry Comparative Metrics:

- Company valuations increased from 2020 to 2022 and slightly declined in 2023, reflecting the broader VC market trend of stagnating or slightly decreasing valuations.
- The median early-stage startup round size in 2023 was $106,000, the lowest since 2020.
- The median growth-stage startup round size remained steady at $363,000 in 2023.

At this time, we are not expecting the overall industry growth to break out of its recent trend.

---

[4] https://kingscrowd.com/investment-crowdfunding-exits-vs-failures-a-2018-2024-data-analysis/
https://kingscrowd.com/a-closer-look-at-startup-funding-key-equity-crowdfunding-metrics-since-2020/
https://kingscrowd.com/reg-cf-2023-top-platforms-and-year-in-review/

Inflation Reduction Act (IRA) & Greenhouse Gas Reduction Fund (GGRF):

The Greenhouse Gas Reduction Fund is designed to achieve the following program objectives:

- Reduce greenhouse gas emissions and other air pollutants.

- Deliver the benefits of greenhouse gas- and air pollution-reducing projects to American communities, particularly low-income and disadvantaged communities.

- Mobilize financing and private capital to stimulate additional deployment of greenhouse gas and air pollution reducing projects.

It is $27 billion. In April 2024 $20 billion was awarded for 2 of the 3 programs.

The National Clean Energy Fund receiving $14 billion has 3 recipients with the goal to establish national clean energy institutions that deliver accessible clean energy technology projects and partner with private sector, developers, communities and others to deploy capital at scale. The Coalition for Green Capital is a recipient of $5 billion, which is a coalition of Green Banks in the US.

The "Solar for All" initiative announced the recipients of $7 billion to promote the adoption of clean, distributed solar energy specifically within low-income and disadvantaged communities across the United States[5]. This substantial funding aims to enhance energy security, create high-quality jobs, and reduce energy costs by facilitating access to affordable and resilient solar power. The program has awarded 60 grants to a diverse group of recipients, including states, territories, tribal governments, and municipalities, to expand or initiate solar programs that provide both direct solar installations and associated supportive services like workforce training and technical assistance[6]. This initiative is integral to the broader Greenhouse Gas Reduction Fund's goals of reducing emissions, advancing environmental justice, and mobilizing private capital for further clean energy projects. These grants, which do not require matching funds, seek to reduce emissions, enhance community benefits, particularly in low-income and disadvantaged areas, and stimulate further investment in clean energy projects as part of a broader effort to transition to a sustainable energy infrastructure.

---

[5]https://energycommunities.gov/funding-opportunity/greenhouse-gas-reduction-fund-ggrf-solar-for-all/&sa=D&source=docs&ust=1714422557133778&usg=AOvVaw2CfGpPTT0dt2YhAbQ0Akfm

[6]https://www.epa.gov/newsreleases/biden-harris-administration-announces-7-billion-solar-all-grants-deliver-residential

Raise Green and the GGRF:

Raise Green is strategically positioning itself to integrate with the Greenhouse Gas Reduction Fund (GGRF) initiatives. In 2023, we worked with multiple organizations that were in the direct position to apply for the GGRF funds, including writing Letters of Support.

We are focused on key areas of the Solar For All Program, including being written directly in the Texas Clean Energy Fund application. The Company plans to engage in a structured dialogue in mid-May to comprehend project timelines and priorities, and assess how its work could be incorporated into the budget.

Additionally, Raise Green is preparing to enhance its partnership with the Coalition for Green Capital. Raise Green has been engaging with Green Banks in the US for several years, including launching 10 offerings for the Connecticut Green Banks's wholly owned subsidiary CGB Green Liberty Notes, raising $2 million to fund zero cost energy efficiency loans. The company intends to organize meetings to introduce key members of the Raise Green Team to significant stakeholders, discuss Raise Green's contributions and seek to establish commitments for community rounds of funding via our crowdfunding platform as well as identify additional potential opportunities to accelerate the deployment of capital.

In 2023, the US government passed landmark legislation that will make the largest investment into clean energy and climate solutions in US history. The Inflation Reduction Act (IRA) is estimated to invest $374Billion from the US federal government into climate programs according to the Congressional Budget Office (Bloomberg), which is estimated to catalyze an estimated $1.7Trillion in climate investments over the next 10 years (Credit Suisse). The tax credits alone from the IRA are expected to reduce the costs of climate technologies by about 40% on average according to Climatetech VC, potentially making the projects and companies that Raise Green lists on its marketplace considerably more profitable and likely to succeed.

All projections in the above narrative are forward-looking and not guaranteed.

Financial Statements and Operation Discussion

	Most Recent Fiscal Year-end: 2023(unaudited)	Prior Fiscal year-end: 2022(unaudited)
Total Assets:	$539,054.19	$94,346.80
Cash & Cash Equivalents:	$514,803.25	$68,896.92
Accounts Receivable:	$2,575.00	$0.00
Short-term Debt:	$341,441.95	$146,951.24
Long-term Debt:	$718,245.70	$716,030.70
Revenues/Sales:	$117,726.23	$162,182.37
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$ (935,379.72)	($1,214,115.51)
# Employees	5	8

Table 8. Financial data for two most recent fiscal years end

When does the Company's Fiscal Year end?

The Company's fiscal year ends on Dec 31st.

Financial Statements

See "Appendix/Financial Statements."

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, Jackie Logan. certify that:

(1) the financial statements of Raise Green Inc. included in this Form are true and complete in all material respects; and



(2) the tax return information of Raise Green Inc. included in this Form reflects accurately the information reported on the tax return for Raise Green Inc. filed for the fiscal year ended [date of most recent tax return].

DocuSigned by:

BY: Jackie Logan

7D692351FAE3409...

Jackie Logan
CoFounder, President, CIO

** Intentional misstatements or omissions of facts constitute federal criminal violations.
See 18 U.S.C. 1001.

43

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

Questions (1) – (8) and all subparts thereto of Form C Question #30* were answered "No".

*see https://www.sec.gov/files/formc.pdf

Other Material Information [31]

The Company has an outstanding legal bill from 3 different law firms that are listed in our liabilities as of the end of 2023. The largest component of the outstanding bill is to our current corporate law firm Goodwin Proctor for $196k as of April 2024. We are on a payment plan of $7500 a month and continue to be supported by the firm.

The Company is in negotiation with IBM related to an engagement in 2021. The Company is disputing the bill as the Company believes the work was not delivered. The total amount of the bill is $100,000. IBM has offered to reduce the bill to $50,000. The Company is considering its options.

APPENDIX

Important Information About the Crowdfunding Process

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Company requires written consent in advance of <u>any</u> pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

See the Form C-AR for any additional information regarding the SPV restrictions on transfer.

Financial Statements

Raise Green, Inc

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-938,274.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable	-2,575.00
1200 Prepaid Expenses	15,087.33
12100 Accrued Revenue	-11,120.58
Unbilled Revenue	1,000.00
Accumulated Depreciation	-2,242.91
2000 Accounts Payable	-15,255.93
2200 SVB Credit Card	-6,175.32
2300 Accrued Interest	30,965.04
2400 Accrued Expenses	185,060.25
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**194,742.88**
Net cash provided by operating activities	**$ -743,532.05**
INVESTING ACTIVITIES	
1400 Computers	4,194.31
Security Deposit	-249.00
Net cash provided by investing activities	**$3,945.31**
FINANCING ACTIVITIES	
2960 Long Term Accrued Expenses	2,215.00
3050 APIC - SAFE	1,183,278.07
Net cash provided by financing activities	**$1,185,493.07**
NET CASH INCREASE FOR PERIOD	**$445,906.33**
Cash at beginning of period	68,896.92
CASH AT END OF PERIOD	**$514,803.25**

Raise Green, Inc

Profit and Loss

January - December 2023

	TOTAL
Income	
41100 Crowdfunding	101,257.08
41400 Services	16,469.15
Total Income	**$117,726.23**
GROSS PROFIT	**$117,726.23**
Expenses	
6000 Marketing	
6005 Contractors	19,845.75
6030 Wages & Salaries	51,338.66
6031 Benefits	4,593.44
6035 Payroll Taxes	7,128.70
Total 6000 Marketing	**82,906.55**
6050 Payroll Expenses	
6051 Wages & Salaries	0.02
Total 6050 Payroll Expenses	**0.02**
6085 Rent & Facilities	1,746.00
62100 Travel	3,694.71
6250 Technology	
6280 Marketplace	42,513.64
Total 6250 Technology	**42,513.64**
64400 Bank Charges & Fees	10.50
64700 Admin Expenses	107,397.03
6500 Originators	
6505 Contractors	15,000.00
6520 Wages & Salaries	55,291.06
6521 Benefits	5,306.46
6525 Payroll Taxes	5,762.91
Total 6500 Originators	**81,360.43**
65100 Advertising and Promotion	5,034.12
6750 Investors	
6755 Contractors	250.00
6770 Wages & Salaries	65,852.66
6771 Benefits	4,319.63
6775 Payroll Taxes	6,216.34
Total 6750 Investors	**76,638.63**
68300 Legal Corporate	281,975.55
7000 Admin	
7030 Wages & Salaries	68,722.19
7031 Benefits	4,597.92
7035 Payroll Taxes	5,583.66

Raise Green, Inc
Profit and Loss
January - December 2023

	TOTAL
7050 Retreat	596.93
Total 7000 Admin	**79,500.70**
7250 Sales	
7255 Contractors	50,260.10
7280 Payroll Taxes	1,630.59
7285 Wages & Salaries	17,064.18
7290 Benefits	147.72
Total 7250 Sales	**69,102.59**
7500 Executive	
7520 Wages & Salaries	173,754.02
7521 Benefits	12,252.48
7525 Payroll Taxes	16,539.85
Total 7500 Executive	**202,546.35**
Total Expenses	**$1,034,426.82**
NET OPERATING INCOME	$ -916,700.59
Other Income	
71100 Interest Income	12,659.86
71300 Dividend Income	1,075.74
Total Other Income	**$13,735.60**
Other Expenses	
Unrealized Gain or Loss	0.00
69900 Depreciation	993.69
72100 Interest Expense	30,965.04
81100 Taxes Corporate	456.00
Total Other Expenses	**$32,414.73**
NET OTHER INCOME	$ -18,679.13
NET INCOME	$ -935,379.72

Raise Green, Inc

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 SVB Checking	28,416.90
1072 Bill.com Money Out Clearing	0.00
1073 Amalgamated Bank x6033	486,386.35
11100 Business Advantage Cash Rewards - 6728 (6728)	0.00
Total Bank Accounts	**$514,803.25**
Accounts Receivable	
1100 Accounts Receivable	2,575.00
Total Accounts Receivable	**$2,575.00**
Other Current Assets	
1200 Prepaid Expenses	7,104.17
Accrued Revenue	13,365.06
Inventory Asset	0.00
Unbilled Revenue	0.00
Uncategorized Assets	0.00
Total Other Current Assets	**$20,469.23**
Total Current Assets	**$537,847.48**
Fixed Assets	
1400 Computers	4,194.31
Accumulated Depreciation	-3,236.60
Total Fixed Assets	**$957.71**
Other Assets	
Security Deposit	249.00
Total Other Assets	**$249.00**
TOTAL ASSETS	**$539,054.19**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	26,901.00
Accounts Payable (A/P) - EUR	0.00
Total Accounts Payable	**$26,901.00**
Credit Cards	
2200 SVB Credit Card	1,180.39

Raise Green, Inc

Balance Sheet

As of December 31, 2023

	TOTAL
Total Credit Cards	**$1,180.39**
Other Current Liabilities	
2300 Accrued Interest	81,621.96
2400 Accrued Expenses	231,738.60
2500 Payroll Tax Payable	0.00
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$313,360.56**
Total Current Liabilities	**$341,441.95**
Long-Term Liabilities	
2600 IBM	0.00
2700 Notes Payable - Matthew Moroney	50,000.00
2950 Convertible Debt	600,000.00
Long Term Accrued Expenses	68,245.70
Total Long-Term Liabilities	**$718,245.70**
Total Liabilities	**$1,059,687.65**
Equity	
3000 Opening Balance Equity	0.00
3030 Common Stock	92.00
3050 APIC - SAFE	3,082,650.00
3100 Owner's Investment	6,685.00
3150 Owner's Pay & Personal Expenses	0.00
3200 Retained Earnings	-2,674,680.74
Net Income	-935,379.72
Total Equity	**$ -520,633.46**
TOTAL LIABILITIES AND EQUITY	**$539,054.19**

Raise Green, Inc
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
1000 Business Advantage Cash Rewards - 6728 (6728)	0.00
1010 SVB Checking	68,896.92
1072 Bill.com Money Out Clearing	0.00
Total Bank Accounts	**$ 68,896.92**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$ 0.00**
Other Current Assets	
1200 Prepaid Expenses	20,254.00
Accrued Revenue	2,244.48
Inventory Asset	0.00
Unbilled Revenue	1,000.00
Uncategorized Asset	0.00
Total Other Current Assets	**$ 23,498.48**
Total Current Assets	**$ 92,395.40**
Fixed Assets	
1400 Computers	4,194.31
Accumulated Depreciation	-2,242.91
Total Fixed Assets	**$ 1,951.40**
TOTAL ASSETS	**$ 94,346.80**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	42,156.93
Accounts Payable (A/P) - EUR	0.00
Total Accounts Payable	**$ 42,156.93**
Credit Cards	
2200 SVB Credit Card	7,355.71
Total Credit Cards	**$ 7,355.71**
Other Current Liabilities	
2300 Accrued Interest	50,656.92
2400 Accrued Expenses	46,678.35
2500 Payroll Tax Payable	
2510 NY Family Leave Insurance	0.00
2520 NY State Disability Insurance	0.00

2530 Social Security		0.00
Total 2500 Payroll Tax Payable	$	**0.00**
Out Of Scope Agency Payable		0.00
Total Other Current Liabilities	$	**97,335.27**
Total Current Liabilities	$	**146,847.91**
Long-Term Liabilities		
2600 IBM		0.00
2700 Notes Payable - Matthew Moroney		50,000.00
2710 Notes Payable - Murtha Cullina		0.00
2800 CT Recovery Bridge Loan		0.00
2900 PPP Loan		0.00
2950 Convertible Debt		600,000.00
Long Term Accrued Expenses		66,030.70
Total Long-Term Liabilities	$	**716,030.70**
Total Liabilities	$	**862,878.61**
Equity		
3000 Opening Balance Equity		0.00
3030 Common Stock		92.00
3050 APIC - SAFE		1,899,371.93
3100 Owner's Investment		6,685.00
3150 Owner's Pay & Personal Expenses		0.00
3200 Retained Earnings		-1,460,565.23
Net Income		-1,214,115.51
Total Equity	-$	**768,531.81**
TOTAL LIABILITIES AND EQUITY	$	**94,346.80**

Monday, Nov 20, 2023 07:09:45 PM GMT-8 - Accrual Basis

Raise Green, Inc
Profit and Loss
January - December 2022

	Total
Income	
4000 Crowdfunding	157,974.05
4300 Services	4,208.32
Total Income	**$ 162,182.37**
Gross Profit	**$ 162,182.37**
Expenses	
6000 Marketing	
6005 Contractors	91,568.72
6015 Paid Media	37,985.93
6030 Wages & Salaries	97,889.95
6031 Benefits	7,653.12
6035 Payroll Taxes	10,533.60
Total 6000 Marketing	**$ 245,631.32**
6050 Payroll Expenses	
6051 Wages & Salaries	0.00
6052 Payroll Taxes	0.00
6053 Benefits	0.00
Total 6050 Payroll Expenses	**$ 0.00**
6250 Technology	
6255 Contractors	147,640.71
6270 Admin	57,448.66
6275 OE	-120,000.00
6280 Marketplace	34,307.82
Total 6250 Technology	**$ 119,397.19**
6500 Originators	
6505 Contractors	37,231.98
6520 Wages & Salaries	171,134.13
6521 Benefits	5,815.20
6525 Payroll Taxes	13,844.58
Total 6500 Originators	**$ 228,025.89**
6750 Investors	
6770 Wages & Salaries	135,277.31
6771 Benefits	9,302.00
6775 Payroll Taxes	11,532.36
Total 6750 Investors	**$ 156,111.67**
7000 Admin	
7005 Contractors	399.80
7015 Admin	85,720.50
7025 Interest Expense	1,166.25
7030 Wages & Salaries	64,166.58
7031 Benefits	4,393.44

7035 Payroll Taxes		5,044.50
7040 Facilities		11,220.00
7050 Retreat		220.00
Total 7000 Admin	$	172,331.07
7250 Sales		
7255 Contractors		75,409.00
7270 Paid Media		861.00
7275 Events		1,180.00
7280 Payroll Taxes		1,273.81
7285 Wages & Salaries		12,625.00
Total 7250 Sales	$	91,348.81
7500 Executive		
7505 Contractors		25,960.00
7515 Travel and Meals		5,940.99
7520 Wages & Salaries		208,963.76
7521 Benefits		11,901.64
7525 Payroll Taxes		20,298.78
7530 Admin		5,986.45
Total 7500 Executive	$	279,051.62
7750 Legal & Compliance		
7755 Legal		61,500.62
7760 State Taxes		4,311.87
Total 7750 Legal & Compliance	$	65,812.49
Bank Charges & Fees		0.00
Depreciation Expense		1,115.82
Interest Expense		30,000.00
Uncategorized Expense		1,545.00
Total Expenses	$	1,390,370.88
Net Operating Income	-$	1,228,188.51
Other Income		
9000 Other Income		13,001.43
9250 Dividend Income		1,075.74
Total Other Income	$	14,077.17
Other Expenses		
Unrealized Gain or Loss		0.00
Exchange Gain or Loss		4.17
Total Other Expenses	$	4.17
Net Other Income	$	14,073.00
Net Income	-$	1,214,115.51

Raise Green, Inc

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,214,115.51
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 Prepaid Expenses	-9,119.00
12100 Accrued Revenue	-2,244.48
Unbilled Revenue	-1,000.00
Accumulated Depreciation	1,115.82
2000 Accounts Payable	-2,725.01
Accounts Payable (A/P) - EUR	0.00
2200 SVB Credit Card	-4,365.55
2300 Accrued Interest	30,965.04
2400 Accrued Expenses	-191,305.21
2500 Payroll Tax Payable	-3,107.54
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-181,785.93**
Net cash provided by operating activities	**$ -1,395,901.44**
FINANCING ACTIVITIES	
2960 Long Term Accrued Expenses	66,030.70
3050 APIC - SAFE	1,189,371.93
Net cash provided by financing activities	**$1,255,402.63**
NET CASH INCREASE FOR PERIOD	**$ -140,498.81**
Cash at beginning of period	209,395.73
CASH AT END OF PERIOD	**$68,896.92**

Subscription Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Raise Green, Inc.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [INVESTOR NAME] (the "**Investor**") of [INVESTMENT AMOUNT] (the "**Purchase Amount**") on or about [EFFECTIVE DATE], Raise Green, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms described below.

This Safe is one of the forms available at http://ycombinator.com/documents and the Company and the Investor agree that neither one has modified the form, except to fill in blanks and bracketed terms, and remove the requirement to be accredited investor.

The "**Post-Money Valuation Cap**" is **$8,000,000**

The "**Discount Rate**" is **90%**

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing.** If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

In connection with Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay (i) holders of shares of any series of Preferred Stock issued before the date of this instrument ("**Senior Preferred Holders**") and (ii) the Investor and holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed (i) first to the Senior Preferred Holders and (ii) second with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by the Board in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event.** If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority** In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)   **Termination.** This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2.   *Definitions*

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**Conversion Price**" means either: (1) the Safe Price or (2) the Discount Price, whichever calculation results in a greater number of shares of Safe Preferred Stock.

"**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the price per shares of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Share's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of corporation (the "**Company**"), hereby issues to the Investor the right to certain incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation of bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a)   Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)   Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on their Wefunder account, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on their Wefunder account, as subsequently modified by written notice.

(c)   The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)   Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)   In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY:

Raise Green, Inc.

By: *Founder Signature*

Name:

Title:

INVESTOR:

[INVESTOR NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title:

☐ Accredited Investor
☐ Unaccredited Investor

Read and Approved (for IRA use only)

By:

Name:

Raise Green I EB (THE "SPV"),
a series of Wefunder SPV, LLC, a Delaware limited
liability company (the "LLC")

Subscription Agreement

[INVESTMENT AMOUNT]   **[INVESTMENT DATE]**

Raise Green I EB (the "SPV"), a series of Wefunder SPV, LLC (the "LLC"), is a special purpose vehicle that will invest all of its assets in securities issued by Raise Green, Inc. (the "Company"). By making an investment in the SPV through the Wefunder website, I understand and agree to the representations set forth below.

I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that none of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC, nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

3. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the **"LLC Agreement"**), which sets forth certain specific terms of the SPV;

4. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

5. The LLC Agreement, which sets forth other terms applicable to each SPV;

6. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

7. The Wefunder Investor Agreement; and

8. The Wefunder Terms of Service.

By making an investment in the SPV through the Wefunder website, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.

Subscription Agreement

<u>SCOPE OF AGREEMENT AND INVESTOR ELIGIBILITY
REPRESENTATIONS</u>

A. This agreement ("**Agreement**") applies to each investment in a series ("**SPV**") of Wefunder SPV, LLC (the "**LLC**"). Each series is a separate pool of assets from every other series. Each SPV will invest all of its assets in securities issued by a single company ("**Company**") as set forth in the applicable series appendix ("**Series Appendix**") to the Wefunder SPV, LLC limited liability company agreement ("**LLC Agreement**"). The terms of the Company securities to be purchased by the SPV are summarized in an appendix ("**Terms Appendix**") attached to this Agreement.

B. Each SPV is formed by and operated by Wefunder Admin, LLC on behalf of the Company in whose securities that SPV invests.

C. Important information about the Company, about the related SPV, and more generally about investments through the Wefunder website, is available through the Wefunder website. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in any SPV.

D. Each SPV will offer membership interests ("**Interests**") in that SPV pursuant to Regulation Crowdfunding under the U.S. Securities Act of 1933, as amended (the "**Securities Act**").

E. You hereby agree that each time you make an investment in any SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

F. Except as the context otherwise requires, any reference in this Subscription Agreement to:

   1. a "SPV" shall mean "The LLC acting solely on behalf of and for the account of the SPV";

   2. "Investor" and "you" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

   3. "Company Information" means:

      a. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC (together, the "Wefunder entities," nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

      b. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

      c. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the "LLC Agreement"), which sets forth certain specific terms of the SPV;

      d. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

      e. The LLC Agreement, which sets forth other terms applicable to each SPV;

      f. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

      g. The Wefunder Investor Agreement; and

      h. The Wefunder Terms of Service.

<u>INVESTOR'S REPRESENTATIONS AND COVENANTS</u>

1. **Investor's Review of Information and Investment Decision**

   1.1. The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Wefunder website, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the LLC, the relevant SPV, any administrator appointed from time to time with respect to the SPV (the "Administrator"), any lead investor appointed from time to time with respect to the SPV (the "Lead Investor"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

   1.2. The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on wefunder.com.

   1.3. The Investor understands and agrees that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC, any of their affiliates, nor any director, manager, officer, shareholder, member, employee or agent of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or any of their affiliates (each, a "Wefunder Party," and collectively, "Wefunder Parties") shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Wefunder website, and materials distributed to the Investor by the SPV on behalf of a Company.

   1.4. The Investor represents and agrees that no Wefunder Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

   1.5. Investor understands that no Wefunder Party is an adviser to Investor, and that Investor is not an advisory or other client of any Wefunder Party.

   1.6. The Investor is not relying on any Wefunder Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

   1.7. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2. **Investor's Representations Related To Investment in a SPV.**

    2.1. The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

    2.2. The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

    2.3. The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

    2.4. The Wefunder Parties are each hereby authorized and instructed to accept and execute any instructions in respect of the Interest given by the Investor in written or electronic form. The Wefunder Parties may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

    2.5. Pursuant to the requirements of Treas. Reg. § 301.6109-1(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3. **The Manager Has The Right To Reject Any Subscription, In Whole Or In Part.**

    3.1. The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

    3.2. The Investor understands that the value of all investments in any SPV made through individual retirement accounts ("**IRAs**") must be less than 25% of the value of the SPV's assets.

3.3. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

    i. The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section 3.3. all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

    ii. The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and (B) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

    iii. The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

    iv. The Plan's purchase and holding of an Interest will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code (the "**Code**"), or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. None of the Wefunder entities nor any of their affiliates, agents, or employees: (A) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest, (B) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (C) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

    v. The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

    vi. The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

3.4. The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4. **The Correctness And Accuracy Of All Information Provided By Investor To The LLC Or The SPV.**

    4.1. The Investor confirms that all information and documentation provided to the LLC, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Wefunder Parties of such changes via the wefunder.com platform. The Investor agrees and covenants that he, she or it will maintain accurate and up-to-date contact information (including email and mailing address) on the wefunder.com platform and will promptly update such information in the event it changes or is no longer accurate.

    4.2. The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the LLC, the SPV, and any Administrator in determining the Fund's compliance with federal and state securities laws, and shall survive the Investor's admission as a Member of the SPV.

    4.3. All information that the Investor has provided to the LLC, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5. **The Wefunder Parties' Right To Use Investor Information.**

5.1. The Investor agrees and consents to the Wefunder Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

    a. to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

    b. for any other specific purposes where the Investor has given specific consent to do so;

    c. to carry out statistical analysis, market research, and tracking of investment performance over time;

    d. to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

    e. for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

    f. if the contents thereof are relevant to any issue in any action, suit or proceeding to which the LLC, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

    g. for other legitimate business of the LLC, the SPV, any Administrator, or any Lead Investor.

5.2. The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3. The Investor agrees and consents to disclosure by the LLC, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4. The Investor authorizes the LLC, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6. **Key Risk Factors**

6.1. The Investor understands that investment in a SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

6.2. The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a "**Liquidation Event**"). An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

6.3. The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4. The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5. The Investor understands and agrees that the SPV was formed by and is operated by Wefunder Admin, LLC on behalf of the Company. Investors will have no right to manage or influence the management of any SPV or of the LLC.

6.6. The Investor understands and agrees that the Company may appoint a Lead Investor and that, if appointed, pursuant to a power of attorney granted by the Investor in the Investor Agreement, the Lead Investor will exercise voting authority on behalf of the Investor with respect to the SPV securities the Investor owns.

6.7. The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Wefunder Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

6.8. The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through wefunder.com. The Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Wefunder Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Wefunder Party gives any warranties in relation to these matters.

6.9. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV's backup withholding obligations.

6.10. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV's reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor's failure to provide a valid taxpayer identification number.

7. **Compliance With Anti-Money Laundering Laws.**

7.1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

7.2. The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

7.3. The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4. To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5. The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6. The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the LLC, the SPV, and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7. The Investor agrees that, upon the request of the LLC, the SPV, or any Administrator, it will provide such information as the LLC, the SPV, or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor

8. **Regulatory Provisions**

    8.1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

    8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

    8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the "**Code**") or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

    8.4. The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. The Investor may request a paper copy of the Investor's Schedule K-1 by contacting Wefunder Inc. at support@wefunder.com or such other email address as specified on the wefunder.com platform. Requesting a paper copy will not constitute a withdrawal of the Investor's consent to receive reports or other communications, including Schedule K-1, electronically. The Investor may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to support@wefunder.com or such other email address as specified on the wefunder.com platform. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the SPV will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect. The SPV will cease providing information electronically upon termination of the SPV. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. **Miscellaneous Provisions**

9.1. **Indemnification**

    9.1.1. The Investor agrees to indemnify and hold harmless the LLC, the SPV, any Administrator, any Lead Investor, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

    9.1.2. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

    9.1.3. The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the LLC Agreement, and Regulation Crowdfunding.

    9.1.4. If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

    9.1.5. The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

9.2. **Limitation of Liability**. The LLC is a Delaware "multi-series" limited liability company. As a multi-series limited liability company, the LLC may operate multiple series with the benefit of segregation of assets and liabilities among each of its series pursuant to the Delaware Limited Liability Company Act, as amended (the "**Delaware Act**"). Accordingly, the Investor hereby agrees that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a series (including the SPV) shall be enforceable against the assets of that series only and not against the LLC generally or the assets of any other series. In addition, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the LLC generally, or any particular series, shall be enforceable against the assets of any other series.

9.3. **Counsel**. The Investor understands that Morrison & Foerster LLP serves as legal counsel on certain matters to Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC and Wefunder Advisors, LLC and not to the SPV or any Investor by virtue of its investment in the SPV, and that no independent counsel has been retained to represent the SPV or Investors in the SPV. The Investor also understands that Morrison & Foerster LLP has not independently verified any factual assertions made in the Company Information or on the Wefunder website and is not responsible for the SPV's compliance with its investment program or applicable law.

9.4. **Power of Attorney**. The Investor hereby appoints each of the Company and Wefunder Admin, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

9.4.1. a Certificate of Formation of the LLC and any amendments required under the Delaware Act

9.4.2. the LLC Agreement and any duly adopted amendments;

9.4.3. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the LLC or the SPV (including a Certificate of Cancellation of the Certificate of Formation); and

9.4.4. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the LLC's or the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the LLC or the SPV or upon the liquidation or termination of the LLC or the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the LLC, the SPV, and any Administrator taken in good faith under this power of attorney.

9.5. **Confidentiality**.

9.5.1. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the "**Confidential Information**") that the Investor may receive pursuant to or in accordance with the use of the Wefunder website, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV, any Administrator, and/or any Lead Investor (the "**Affected Parties**").

9.5.2. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, "**Advisers**"), except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

9.5.3. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

9.5.4. The Investor agrees that the LLC, the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this Item 9.5, and that monetary damages would not be sufficient to compensate or make whole the LLC, the SPV, and the SPV services providers for any such breach. Accordingly the Investor agrees that the LLC, the SPV, and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

9.6. **Amendments**. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Investor and the Company on behalf of the relevant SPV. For the sake of clarity, the restriction on the Company in the preceding sentence applies solely to the form of this Subscription Agreement applicable to SPVs that have had a closing, and does not prevent the Company from changing the form and content of this Subscription Agreement for use in offerings of SPVs that have not had a closing.

9.7. **Assignability and Transferability**. This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and Wefunder Admin, LLC, including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or Wefunder Admin, LLC may reasonably request. To the extent possible, such notice shall be provided through the Wefunder.com website. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or Wefunder Admin, LLC, in their discretion. Investor further acknowledges that pursuant to the LLC Agreement, Wefunder Admin, LLC (as Series Manager of the SPV), may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.

9.8. **Repurchase**. In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of Wefunder Admin, LLC, as Series Manager of the SPV.

9.9. **Governing Law**; Consent to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the LLC Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the State of Delaware located in Wilmington or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the District of Delaware; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the State of Delaware located in Wilmington or in the courts of the United States located in the District of Delaware and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

9.10. **Severability**. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

9.11. **Headings**. The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

9.12. **General**. This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

[Remainder of page intentionally left blank. Signature page follows.]

The undersigned have executed this instrument as of the date first above written.

SPV

Raise Green I EB, as series of Wefunder SPV, LLC
By: Wefunder Admin, LLC, its Manager

By: *Founder Signature*   Date:

Name: <mark>Nicholas Tommarello</mark>   Title: <mark>Chief Executive Officer</mark>

Investor

[INVESTOR NAME]

By: *Investor Signature*   Date:

CONTACT INFORMATION:

Name: <mark>[INVESTOR NAME]</mark>

Mailing Address:

City:

Country:

E-mail:

<u>TERMS APPENDIX FOR THE PURCHASE OF Raise
Green, Inc. SECURITIES BY Raise Green I EB, A
SERIES OF WEFUNDER SPV, LLC, A DELAWARE
LIMITED LIABILITY COMPANY</u>

Type of Security: Future Equity

Terms $8M valuation cap and 20% discount

To view a copy of the contract, please see **Appendix B, Investor Contracts** of
the Form C. The latest Form C or C/A filing be found here:
https://www.sec.gov/cgi-bin/srch-edgar?text=%28FORM-
TYPE%3DC%2FA+or+FORM-
TYPE%3DC%29+and+CIK%3D0001747584&first=2016

Raise Green I **(THE "SPV"),**
a series of Wefunder SPV, LLC, a Delaware limited
liability company (the "LLC")

Subscription Agreement

[INVESTMENT AMOUNT]   **[INVESTMENT DATE]**

Raise Green I (the "SPV"), a series of Wefunder SPV, LLC (the "LLC"), is a special purpose vehicle that will invest all of its assets in securities issued by Raise Green, Inc. (the "Company"). By making an investment in the SPV through the Wefunder website, I understand and agree to the representations set forth below.

I have reviewed the following information and documents in connection with this Subscription Agreement:

1. The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that none of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC, nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

2. The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

3. The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the **"LLC Agreement"**), which sets forth certain specific terms of the SPV;

4. The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

5. The LLC Agreement, which sets forth other terms applicable to each SPV;

6. This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

7. The Wefunder Investor Agreement; and

8. The Wefunder Terms of Service.

By making an investment in the SPV through the Wefunder website, I agree to be bound by this Subscription Agreement and the terms of the other agreements listed above with respect to my investment in the SPV.

Subscription Agreement

<u>SCOPE OF AGREEMENT AND INVESTOR
ELIGIBILITY REPRESENTATIONS</u>

A.   This agreement ("**Agreement**") applies to each investment in a series ("**SPV**") of Wefunder SPV, LLC (the "**LLC**"). Each series is a separate pool of assets from every other series. Each SPV will invest all of its assets in securities issued by a single company ("**Company**") as set forth in the applicable series appendix ("**Series Appendix**") to the Wefunder SPV, LLC limited liability company agreement ("**LLC Agreement**"). The terms of the Company securities to be purchased by the SPV are summarized in an appendix ("**Terms Appendix**") attached to this Agreement.

B.   Each SPV is formed by and operated by Wefunder Admin, LLC on behalf of the Company in whose securities that SPV invests.

C.   Important information about the Company, about the related SPV, and more generally about investments through the Wefunder website, is available through the Wefunder website. The Investor should review that information, and all relevant Company Information (as defined below), carefully before making an investment in any SPV.

D.   Each SPV will offer membership interests ("**Interests**") in that SPV pursuant to Regulation Crowdfunding under the U.S. Securities Act of 1933, as amended (the "**Securities Act**").

E.   You hereby agree that each time you make an investment in any SPV, you will be deemed to have entered into this Agreement, and will be deemed to have made each representation and covenant contained in this Agreement.

F.   Except as the context otherwise requires, any reference in this Subscription Agreement to:

    1.   a "SPV" shall mean "The LLC acting solely on behalf of and for the account of the SPV";

    2.   "Investor" and "you" shall mean a person (whether individually, jointly with another person, or through his or her individual retirement account) who has agreed to invest, or has invested, in any SPV; and

    3.   "Company Information" means:

        a.   The information on the Wefunder website about the Company. I acknowledge that this information was prepared solely by either the Company or a third party whose work has been verified by the Company, and that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or Wefunder Advisors, LLC (together, the "Wefunder entities," nor any of their affiliates, employees or agents, are responsible for the adequacy, completeness, or accuracy of this information;

        b.   The Form C relating to this investment, which provides information about investment in the Company through the use of the SPV;

        c.   The Series Appendix, an appendix to the Wefunder SPV, LLC limited liability company agreement (the "LLC Agreement"), which sets forth certain specific terms of the SPV;

        d.   The Terms Appendix, which summarizes the terms of the Company securities to be purchased by the SPV;

        e.   The LLC Agreement, which sets forth other terms applicable to each SPV;

        f.   This Subscription Agreement, which sets forth the terms governing your investment in the SPV, and that sets forth certain representations you are making in connection with your investment in the SPV;

        g.   The Wefunder Investor Agreement; and

        h.   The Wefunder Terms of Service.

<u>INVESTOR'S REPRESENTATIONS AND
COVENANTS</u>

1. **Investor's Review of Information and Investment Decision**

    1.1. The Investor has carefully read and understands the Company Information. The Investor acknowledges that it has made an independent decision to invest indirectly in the Company through the SPV and that, in making its decision to invest in a SPV, the Investor has relied solely upon the Company Information, any other relevant information on the Wefunder website, and independent investigations made by the Investor. The Investor understands that no representations or warranties have been made to the Investor by the LLC, the relevant SPV, any administrator appointed from time to time with respect to the SPV (the "Administrator"), any lead investor appointed from time to time with respect to the SPV (the "Lead Investor"), or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them regarding the Company.

    1.2. The Investor has been provided an opportunity to request additional information concerning the Company and the offering through the **Ask A Question** feature on wefunder.com.

    1.3. The Investor understands and agrees that neither Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC, any of their affiliates, nor any director, manager, officer, shareholder, member, employee or agent of Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC or any of their affiliates (each, a "Wefunder Party," and collectively, "Wefunder Parties") shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company. Such materials may include, but are not limited to, information provided by the Company in the Form C related to the offering, information available through the Wefunder website, and materials distributed to the Investor by the SPV on behalf of a Company.

    1.4. The Investor represents and agrees that no Wefunder Party has recommended or suggested any investment in a SPV, or any investment related to a Company, to the Investor.

    1.5. Investor understands that no Wefunder Party is an adviser to Investor, and that Investor is not an advisory or other client of any Wefunder Party.

    1.6. The Investor is not relying on any Wefunder Party or any other person or entity with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Investor's own advisers that are not affiliated with any of the foregoing persons.

    1.7. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the Investor's investment in the SPV and is able to bear such risks. The Investor has obtained, in the Investor's judgment, sufficient information to evaluate the merits and risks of such investment. The Investor has evaluated the risks of investing in the SPV, understands there are substantial risks of loss incidental to the purchase of an Interest and has determined that the Interest is a suitable investment for the Investor and consistent with the general investment objectives of the Investor.

2. **Investor's Representations Related To Investment in a SPV.**

    2.1. The Investor is acquiring the Interest for its own account, for investment purposes only and not with an intent to resell or distribute the Interest (or any distributions received from the SPV in whole or in part), and the Investor agrees that it will not sell or otherwise transfer the Interest unless in compliance with Regulation Crowdfunding and other applicable securities laws, and with the terms and conditions of this Agreement.

    2.2. The Investor's investment in the Interest is consistent with the investment purposes, objectives and cash flow requirements of the Investor and will not adversely affect the Investor's overall need for diversification and liquidity.

    2.3. The Investor has all requisite power, authority and capacity to acquire and hold the Interest and to execute, deliver and comply with the terms of each of the instruments required to be executed and delivered by the Investor in connection with the Investor's subscription for the Interest, including without limitation this Subscription Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Investor, any law, regulation or order, or any agreement or other undertaking to which the Investor is a party or by which the Investor may be bound. If the Investor is an entity, the person executing and delivering each of such instruments on behalf of the Investor has all requisite power, authority and capacity to execute and deliver such instruments, and, upon request by the SPV, will furnish to the SPV a true and correct copy of any instruments governing the Investor, including all amendments thereto. The signature on each of such instruments is genuine and each of such instruments constitutes a legal, valid and binding obligation of the Investor enforceable against the Investor in accordance with its terms.

2.4. The Wefunder Parties are each hereby authorized and instructed to accept and execute any instructions in respect of the Interest given by the Investor in written or electronic form. The Wefunder Parties may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

2.5. Pursuant to the requirements of Treas. Reg. § 301.6109-1(c), the Investor has provided, or agrees to provide upon the earlier of (i) two years of an acquisition of an Interest or (ii) twenty (20) days before any distribution is to be made from the SPV, his, her or its taxpayer identification number (e.g., social security number or employer identification number) under penalties of perjury and has or will attest that the Internal Revenue Service has not notified the Investor that he, she or it is subject to backup withholding.

3. **The Manager Has The Right To Reject Any Subscription, In Whole Or In Part.**

3.1. The Investor understands that the SPV will not register as an investment company under the U.S. Investment Company Act of 1940, as amended (the "**Investment Company Act**"), nor will it make a public offering of its securities within the United States.

3.2. The Investor understands that the value of all investments in any SPV made through individual retirement accounts ("**IRAs**") must be less than 25% of the value of the SPV's assets.

3.3. If the Investor is investing in a SPV through an employee benefit plan of any kind, including an individual retirement account (the "**Plan**"), and an individual or entity (the "**Fiduciary**") has entered into this Agreement on behalf of the Plan, the Fiduciary hereby makes the following representations, warranties, and covenants:

   i. The Fiduciary is a fiduciary of the Plan who is authorized to invest Plan assets or is acting at the direction of a Plan fiduciary authorized to invest Plan assets. The Fiduciary has determined that an investment in the Fund is consistent with the Fiduciary's responsibilities to the Plan under Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") or other applicable law, and is qualified to make such investment decision. The Fiduciary is authorized to make all representations, covenants and agreements set forth in this Agreement about and on behalf of the Investor, and the Fiduciary hereby agrees that, except for the representations, covenants and agreements contained in this section 3.3. all representations, covenants and agreements contained in this Agreement are made on behalf of the Investor who is investing through the Plan.

   ii. The execution and delivery of this Subscription Agreement, and the investment contemplated hereby has been duly authorized by all appropriate and necessary parties pursuant to the provisions of the instrument or instruments governing the Plan and any related trust; and (B) will not violate, and is not otherwise inconsistent with, the terms of such instrument or instruments.

   iii. The Fiduciary acknowledges that the assets of the Fund will be invested in accordance with the Company Information related to that Fund.

   iv. The Plan's purchase and holding of an Interest will not constitute a non-exempt transaction prohibited under ERISA, Section 4975 of the Internal Revenue Code (the "**Code**"), or any similar laws or other federal, state, local, foreign or other laws or regulations applicable to the Plan and its investments. None of the Wefunder entities nor any of their affiliates, agents, or employees: (A) exercises any authority or control with respect to the management or disposition of assets of the Plan used to purchase an Interest, (B) renders investment advice for a fee (pursuant to an agreement or understanding that such advice will serve as a primary basis for investment decisions and that such advice will be based on the particular investment needs of the Plan), with respect to such assets of the Plan, or has the authority to do so, or (C) is an employer maintaining or contributing to, or any of whose employees are covered by, the Plan.

    v. The Fiduciary understands and agrees to the fee arrangements described in the Company Information.

    vi. The Fiduciary understands and agrees that, to prevent the assets of the SPV from being treated as "plan assets" for purposes of ERISA and Section 4975 of the Code, the Investor may be prohibited from purchasing or acquiring an Interest or may be required to redeem its Interest or a portion thereof.

  3.4. The Investor acknowledges that the SPV and any Administrator, on the SPV's behalf, may not accept any investment from an Investor if the Investor cannot truthfully make the representations contained herein.

4. **The Correctness And Accuracy Of All Information Provided By Investor To The LLC Or The SPV.**

  4.1. The Investor confirms that all information and documentation provided to the LLC, the SPV, and any Administrator, including, but not limited to, all information regarding the Investor's identity, taxpayer identification number, the source of the funds to be invested in the SPV, and the Investor's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct and complete. Should any such information change or no longer be accurate, the Investor agrees and covenants that they will promptly notify the Wefunder Parties of such changes via the wefunder.com platform. The Investor agrees and covenants that he, she or it will maintain accurate and up-to-date contact information (including email and mailing address) on the wefunder.com platform and will promptly update such information in the event it changes or is no longer accurate.

  4.2. The representations, warranties, agreements, undertakings and acknowledgments made by the Investor in this Subscription Agreement will be relied upon by the LLC, the SPV, and any Administrator in determining the Fund's compliance with federal and state securities laws, and shall survive the Investor's admission as a Member of the SPV.

  4.3. All information that the Investor has provided to the LLC, the SPV, and any Administrator concerning the knowledge and experience of financial, tax and business matters of the Investor is correct and complete.

5. **The Wefunder Parties' Right To Use Investor Information.**

  5.1. The Investor agrees and consents to the Wefunder Parties, their delegates and their duly authorized agents and any of their respective related, associated or affiliated companies obtaining, holding, using, disclosing and processing the Investor's data:

    a. to facilitate the acceptance, management and administration of the Investor's subscription for an Interest on an on-going basis;

    b. for any other specific purposes where the Investor has given specific consent to do so;

    c. to carry out statistical analysis, market research, and tracking of investment performance over time;

    d. to comply with legal or regulatory requirements applicable to the SPV and any Administrator or the Investor, including, but not limited to, in connection with anti-money laundering and similar laws;

    e. for disclosure or transfer to third parties including the Investor's financial adviser (where appropriate), regulatory bodies, auditors, technology providers or to the SPV, any Administrator, any Lead Investor, and their delegates or their duly appointed agents and any of their respective related, associated or affiliated companies for the purposes specified above;

    f. if the contents thereof are relevant to any issue in any action, suit or proceeding to which the LLC, the SPV, any Administrator, any Lead Investor, or their affiliates are a party or by which they are or may be bound;

    g. for other legitimate business of the LLC, the SPV, any Administrator, or any Lead Investor.

5.2. The Investor acknowledges and agrees that it will provide additional information or take such other actions as may be necessary or advisable for the SPV or any Administrator (in the sole judgment of the SPV and/or any Administrator) to comply with any disclosure and compliance policies, related legal process or appropriate requests (whether formal or informal) or otherwise.

5.3. The Investor agrees and consents to disclosure by the LLC, the SPV and any of their agents, including any Administrator or any Lead Investor, to relevant third parties of information pertaining to the Investor in respect of disclosure and compliance policies or information requests related thereto. Without limiting the generality of the foregoing, the Investor agrees that information about the Investor may be provided to the Company in whose securities a SPV will or proposes to invest.

5.4. The Investor authorizes the LLC, the SPV, any Administrator, and each SPV service provider to disclose the Investor's nonpublic personal information to comply with regulatory and contractual requirements applicable to the SPV and its investments. Any such disclosure shall be permitted notwithstanding any privacy policy or similar restrictions regarding the disclosure of the Investor's nonpublic personal information.

6. **Key Risk Factors**

6.1. The Investor understands that investment in a SPV may involve a complete loss of the Investor's investment. In this regard, the Investor understands that such venture investments involve a high degree of risk, and that many or most venture company investments lose money. An Investor may ultimately receive cash, securities, or a combination of cash and securities (and in many cases nothing at all). If the Investor receives securities, the securities may not be publicly traded, and may not have any significant value.

6.2. The Investor understands and agrees that the Interests are subject to restrictions on transfer and cannot be redeemed. Instead, an Investor typically must hold his or her Interest in a SPV until the SPV has sold or otherwise disposed of its investments and the SPV distributes its investments to the investors in the SPV (a "**Liquidation Event**"). An Investor typically will not receive any distributions until such a Liquidation Event (and may not receive anything even upon a Liquidation Event), which may not occur for many years. The Investor must therefore bear the economic risk of holding their investment for an indefinite period of time.

6.3. The Investor understands and agrees that the Interests: (a) have not been registered under the Securities Act or any other law of the United States, or under the securities laws of any state or other jurisdiction, and therefore an Interest cannot be resold, pledged, assigned or otherwise disposed of unless it is so registered or an exemption from registration is available; and (b) can only be transferred as permitted under Regulation Crowdfunding and subject to the terms and conditions of this Agreement.

6.4. The Investor understands that no guarantees have been made to the Investor about future performance or financial results of the SPV, and an investment in the SPV may result in a gain or loss upon termination or liquidation of the SPV. It is possible that the investors in a SPV will have "phantom income," which could require them to pay taxes on their investment in a SPV even though the SPV does not distribute any income (or does not distribute sufficient income to pay the taxes).

6.5. The Investor understands and agrees that the SPV was formed by and is operated by Wefunder Admin, LLC on behalf of the Company. Investors will have no right to manage or influence the management of any SPV or of the LLC.

6.6. The Investor understands and agrees that the Company may appoint a Lead Investor and that, if appointed, pursuant to a power of attorney granted by the Investor in the Investor Agreement, the Lead Investor will exercise voting authority on behalf of the Investor with respect to the SPV securities the Investor owns.

6.7. The Investor represents that he or she has read and understands the risk factors contained in the Company Information. The Investor understands and agrees that each Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that investors should consider when investing in securities issued by that Company (including through a SPV), and that the Wefunder Parties have no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or have been presented at all.

6.8. The Investor understands that any privacy statements, reports or other communications regarding the SPV and the Investor's investment in the SPV (including annual and other updates, and tax documents) will be delivered via electronic means, including through wefunder.com. The Investor hereby consents to electronic delivery as described in the preceding sentence. In so consenting, the Investor acknowledges that email messages are not secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, with or without the knowledge of the sender or the intended recipient. The Investor also acknowledges that an email from the Wefunder Parties may be accessed by recipients other than the Investor and may be interfered with, may contain computer viruses or other defects and may not be successfully replicated on other systems. No Wefunder Party gives any warranties in relation to these matters.

6.9. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number under penalties of perjury, and attest that the Investor has not been notified by the Internal Revenue Service that he, she or it is subject to backup withholding, the SPV will be required to withhold from any proceeds otherwise payable to the Investor an amount necessary to satisfy the SPV's backup withholding obligations.

6.10. The Investor understands and agrees that if he, she or it does not provide a valid taxpayer identification number to the SPV, the SPV will withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations with respect to such amount. The SPV may also withhold any other amounts representing the SPV's reasonable estimation of penalties that may be charged by the Internal Revenue Service or any other taxing authority as a result of the Investor's failure to provide a valid taxpayer identification number.

7. **Compliance With Anti-Money Laundering Laws.**

7.1. The Investor represents and warrants that the Investor's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. Federal or State laws or any laws and regulations of other countries.

7.2. The Investor acknowledges that U.S. Federal law, regulations and Executive Orders administered by the U.S. Treasury Department's Office of Foreign Assets Control ("**OFAC**") may prohibit the SPV, any Administrator, or any Lead Investor from, among other things, engaging in transactions with, and the provision of services to, persons on the list of Specially Designated Nationals and Blocked Persons and persons, foreign countries and territories that are the subject of U.S. sanctions administered by OFAC (collectively, the "**OFAC Maintained Sanctions**").

7.3. The Investor acknowledges that the SPV prohibits the investment of funds by any persons or entities that are (i) the subject of OFAC Maintained Sanctions, (ii) acting, directly or indirectly, in contravention of any applicable laws and regulations, including anti-money laundering regulations or conventions, or on behalf of persons or entities subject to an OFAC Maintained Sanction, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the SPV, after being specifically notified by the Investor in writing that it is such a person, conducts further due diligence, and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "**Prohibited Persons**"). The Investor represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a Prohibited Person.

7.4. To the extent the Investor has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Investor reasonably believes that no such beneficial owners are Prohibited Persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the SPV, and (iv) it will make available such information and any additional information requested by the SPV that is required under applicable regulations.

7.5. The Investor acknowledges and agrees that the SPV or any Administrator may "freeze the account" of the Investor, including, but not limited to, by suspending distributions from the SPV to which the Investor would otherwise be entitled, if necessary to comply with anti-money laundering statutes or regulations.

7.6. The Investor acknowledges and agrees that the SPV and/or any Administrator, in complying with anti-money laundering statutes, regulations and goals, may file voluntarily and/or as required by law suspicious activity reports ("SARs") or any other information with governmental and law enforcement agencies that identify transactions and activities that the SPV or any Administrator or their agents reasonably determine to be suspicious, or is otherwise required by law. The Investor acknowledges that the LLC, the SPV, and any Administrator are prohibited by law from disclosing to third parties, including the Investor, any filing or the substance of any SARs.

7.7. The Investor agrees that, upon the request of the LLC, the SPV, or any Administrator, it will provide such information as the LLC, the SPV, or any Administrator requires to satisfy applicable anti-money laundering laws and regulations, including, without limitation, background documentation about the Investor

8. **Regulatory Provisions**

8.1. The Investor understands that no federal or state agency has passed upon the Interests or made any findings or determination as to the fairness of this investment.

8.2. The Investor certifies that the information contained in the executed copy of Form W-9 submitted to the SPV (if any) and/or the taxpayer identification provided to the SPV is correct. The Investor agrees to provide such other documentation as the SPV determines may be necessary for the SPV to fulfill any tax reporting and/or withholding requirements.

8.3. The Investor understands and agrees that the Company may cause the SPV to make an election under Section 754 of the Internal Revenue Code (the "**Code**") or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the SPV elects to be treated as an electing investment partnership, the Investor shall cooperate with the SPV to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, the Investor shall provide the SPV with any information necessary to allow the SPV to comply with (a) its obligations to make tax basis adjustments under Section 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

8.4. The Investor consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the SPV electronically via email, the Internet and/or another electronic reporting medium in lieu of paper copies. The Investor agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the Internal Revenue Service. The Investor may request a paper copy of the Investor's Schedule K-1 by contacting Wefunder Inc. at support@wefunder.com or such other email address as specified on the wefunder.com platform. Requesting a paper copy will not constitute a withdrawal of the Investor's consent to receive reports or other communications, including Schedule K-1, electronically. The Investor may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to support@wefunder.com or such other email address as specified on the wefunder.com platform. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the SPV will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect. The SPV will cease providing information electronically upon termination of the SPV. Notwithstanding the Investor's consent to receive materials electronically, the Investor still may be required to print and attach its Schedule K-1 to a federal, state or local tax return.

9. **Miscellaneous Provisions**

9.1. **Indemnification**

9.1.1. The Investor agrees to indemnify and hold harmless the LLC, the SPV, any Administrator, any Lead Investor, or any partner, member, officer, employee, agent, affiliate or subsidiary of any of them, and each other person, if any, who controls, is controlled by, or is under common control with, any of the foregoing, within the meaning of Section 15 of the Securities Act, and their respective officers, directors, partners, members, shareholders, owners, employees and agents (collectively, the "**Indemnified Parties**") against any and all loss, liability, claim, damage and expense whatsoever (including all expenses reasonably incurred in investigating, preparing or defending against any claim whatsoever) arising out of or based upon (i) any false representation or warranty made by the Investor, or breach or failure by the Investor to comply with any covenant or agreement made by the Investor, in this Subscription Agreement or in any other document furnished by the Investor to any of the foregoing in connection with this transaction, or (ii) any action for securities law violations instituted by the Investor that is finally resolved by judgment against the Investor.

9.1.2. The Investor also agrees to indemnify each Indemnified Party for any and all costs, fees and expenses (including legal fees and disbursements) in connection with any damages resulting from the Investor's misrepresentation or misstatement contained herein, or the assertion of the Investor's lack of proper authorization from the beneficial owner to enter into this Subscription Agreement or perform the obligations hereof.

9.1.3. The Investor agrees to indemnify and hold harmless each Indemnified Party from and against any tax, interest, additions to tax, penalties, reasonable attorneys' and accountants' fees and disbursements, together with interest on the foregoing amounts at a rate determined by the SPV or any Administrator computed from the date of payment through the date of reimbursement, arising from the failure to withhold and pay over to the U.S. Internal Revenue Service or the taxing authority of any other jurisdiction any amounts computed, as required by applicable law, with respect to the income or gains allocated to or amounts distributed to the Investor with respect to its Interest during the period from the Investor's acquisition of the Interest until the Investor's transfer of the Interest in accordance with this Agreement, the LLC Agreement, and Regulation Crowdfunding.

9.1.4. If for any reason (other than the willful misfeasance or gross negligence of the entity that would otherwise be indemnified) the foregoing indemnification is unavailable to, or is insufficient to hold such Indemnified Party harmless, then the Investor shall contribute to the amount paid or payable by the Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Investor on the one hand and the Indemnified Parties on the other but also the relative fault of the Investor and the Indemnified Parties, as well as any relevant equitable considerations.

9.1.5. The reimbursement, indemnity and contribution obligations of the Investor under this section shall be in addition to any liability that the Investor may otherwise have, and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnified Parties.

9.2. **Limitation of Liability**. The LLC is a Delaware "multi-series" limited liability company. As a multi-series limited liability company, the LLC may operate multiple series with the benefit of segregation of assets and liabilities among each of its series pursuant to the Delaware Limited Liability Company Act, as amended (the "**Delaware Act**"). Accordingly, the Investor hereby agrees that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a series (including the SPV) shall be enforceable against the assets of that series only and not against the LLC generally or the assets of any other series. In addition, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the LLC generally, or any particular series, shall be enforceable against the assets of any other series.

9.3. **Counsel**. The Investor understands that Morrison & Foerster LLP serves as legal counsel on certain matters to Wefunder, Inc., Wefunder Portal, LLC, Wefunder Admin, LLC and Wefunder Advisors, LLC and not to the SPV or any Investor by virtue of its investment in the SPV, and that no independent counsel has been retained to represent the SPV or Investors in the SPV. The Investor also understands that Morrison & Foerster LLP has not independently verified any factual assertions made in the Company Information or on the Wefunder website and is not responsible for the SPV's compliance with its investment program or applicable law.

9.4. **Power of Attorney**. The Investor hereby appoints each of the Company and Wefunder Admin, LLC as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

9.4.1. a Certificate of Formation of the LLC and any amendments required under the Delaware Act

9.4.2. the LLC Agreement and any duly adopted amendments;

9.4.3. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the LLC or the SPV (including a Certificate of Cancellation of the Certificate of Formation); and

9.4.4. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the LLC's or the SPV's business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another SPV member for all of the Investor's investment in the LLC or the SPV or upon the liquidation or termination of the LLC or the SPV. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the LLC, the SPV, and any Administrator taken in good faith under this power of attorney.

9.5. **Confidentiality**.

9.5.1. The Investor agrees that the Company Information and all financial statements (if any), tax reports (if any), portfolio valuations (if any), private placement memoranda (if any), reviews or analyses of potential or actual investments (if any), reports or other materials prepared or produced by the SPV and/or any Administrator and all other documents and information concerning the affairs of the SPV and/or the Fund's investments, including, without limitation, information about the Company, and/or the persons directly or indirectly investing in the SPV (collectively, the "**Confidential Information**") that the Investor may receive pursuant to or in accordance with the use of the Wefunder website, an investment in one or more SPVs, or otherwise as a result of its ownership of an Interest in the SPV, constitute proprietary and confidential information about the SPV, any Administrator, and/or any Lead Investor (the "**Affected Parties**").

9.5.2. The Investor acknowledges that the Affected Parties derive independent economic value from the Confidential Information not being generally known and that the Confidential Information is the subject of reasonable efforts to maintain its secrecy. The Investor further acknowledges that the Confidential Information is a trade secret, the disclosure of which is likely to cause substantial and irreparable competitive harm to the Affected Companies or their respective businesses. The Investor shall not reproduce any of the Confidential Information or portion thereof or make the contents thereof available to any third party other than a disclosure on a need-to-know basis to the Investor's legal, accounting or investment advisers, auditors and representatives (collectively, "**Advisers**"), except to the extent compelled to do so in accordance with applicable law (in which case the Investor shall promptly notify the SPV of the Investor's obligation to disclose any Confidential Information) or with respect to Confidential Information that otherwise becomes publicly available other than through breach of this provision by the Investor.

9.5.3. To the fullest extent permitted by law, the Investor agrees not to request disclosure or inspection of any such information after the Investor is notified (whether in response to the Investor's request for information or otherwise) that the SPV has determined not to disclose such information.

9.5.4. The Investor agrees that the LLC, the SPV, and the SPV service providers would be subject to potentially irreparable injury as a result of any breach by the Investor of the covenants and agreements set forth in this Item 9.5, and that monetary damages would not be sufficient to compensate or make whole the LLC, the SPV, and the SPV services providers for any such breach. Accordingly the Investor agrees that the LLC, the SPV, and the SPV service providers shall be entitled to equitable and injunctive relief, on an emergency, temporary, preliminary and/or permanent basis, to prevent any such breach or the continuation thereof.

9.6. **Amendments**. Neither this Subscription Agreement nor any term hereof may be supplemented, changed, waived, discharged or terminated except with the written consent of the Investor and the Company on behalf of the relevant SPV. For the sake of clarity, the restriction on the Company in the preceding sentence applies solely to the form of this Subscription Agreement applicable to SPVs that have had a closing, and does not prevent the Company from changing the form and content of this Subscription Agreement for use in offerings of SPVs that have not had a closing.

9.7. **Assignability and Transferability**. This Subscription Agreement is not transferable or assignable by the Investor without the prior written consent of the Company on behalf of the SPV, and any transfer or assignment in violation of this provision shall be null and void. The Interests in the SPV being acquired by Investor herein may only be transferred by Investor in compliance with Regulation Crowdfunding and the terms and conditions of this Agreement. If Investor seeks to transfer the Interests, Investor shall first give written notice to the Company and Wefunder Admin, LLC, including the number of Interests that Investor desires to transfer, the proposed price, the name and contact information of the proposed buyer, and any other information that the Company or Wefunder Admin, LLC may reasonably request. To the extent possible, such notice shall be provided through the Wefunder.com website. Any transfer of Interests shall be subject to execution by Investor and the proposed transferee of appropriate documentation, as may be required by the Company or Wefunder Admin, LLC, in their discretion. Investor further acknowledges that pursuant to the LLC Agreement, Wefunder Admin, LLC (as Series Manager of the SPV), may impose additional restrictions on or prohibit the Transfer of Interests for any reason or no reason, in its sole discretion.

9.8. **Repurchase**. In the event that the SPV or any Administrator determines that it is likely that within twelve (12) months the securities of the SPV or the Company will be held of record by a number of persons that would require the SPV or the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the SPV shall have the option to repurchase the Interests from each Investor to the extent necessary to avoid the requirement to register a class of its securities under the Exchange Act. Such repurchase of Interests shall be for the greater of (i) the purchase price of the Interests, or (ii) the fair market value of the Interests, as determined by an independent appraiser of securities chosen by the Administrator. Any such repurchase may only occur with the consent of Wefunder Admin, LLC, as Series Manager of the SPV.

9.9. **Governing Law**; Consent to Jurisdiction. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware. Any action or proceeding brought by the SPV or any SPV service provider against one or more investors in the SPV relating in any way to this Subscription Agreement or the LLC Agreement may, and any action or proceeding brought by any other party against the SPV or any SPV service provider relating in any way to this Subscription Agreement or the Company Information shall, be brought and enforced in the state courts of the State of Delaware located in Wilmington or (to the extent subject matter jurisdiction exists therefore) in the courts of the United States located in the District of Delaware; and the Investor and the SPV irrevocably submit to the jurisdiction of both such state and federal courts in respect of any such action or proceeding. The Investor and the SPV irrevocably waive, to the fullest extent permitted by law, any objection that they may now or hereafter have to laying the venue of any such action or proceeding in the courts of the State of Delaware located in Wilmington or in the courts of the United States located in the District of Delaware and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum.

9.10. **Severability**. If any provision of this Subscription Agreement is invalid or unenforceable under any applicable law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such applicable law. Any provision hereof that may be held invalid or unenforceable under any applicable law shall not affect the validity or enforceability of any other provisions hereof, and to this extent the provisions hereof shall be severable.

9.11. **Headings**. The headings in this Subscription Agreement are for convenience of reference only, and shall not limit or otherwise affect the meaning hereof.

9.12. **General**. This Subscription Agreement shall be binding upon the Investor and the legal representatives, successors and assigns of the Investor, shall survive the admission of the Investor as a member of a SPV, and shall, if the Investor consists of more than one person, be the joint and several obligation of all such persons.

[*Remainder of page intentionally left blank. Signature page follows.*]

The undersigned have executed this instrument as of the date first above written.

SPV

Raise Green I, as series of Wefunder SPV, LLC
By: Wefunder Admin, LLC, its Manager

By: *Founder Signature*   Date:

Name: <mark>**Nicholas Tommarello**</mark>   Title: <mark>**Chief Executive Officer**</mark>

Investor

[INVESTOR NAME]

By: *Investor Signature*   Date:

CONTACT INFORMATION:

Name: <mark>**[INVESTOR NAME]**</mark>

Mailing Address:

City:

Country:

E-mail:

<u>TERMS APPENDIX FOR THE PURCHASE OF Raise
Green, Inc. SECURITIES BY Raise Green I, A
SERIES OF WEFUNDER SPV, LLC, A DELAWARE
LIMITED LIABILITY COMPANY</u>

Type of Security: Future Equity

Terms $8M valuation cap and 20% discount

To view a copy of the contract, please see **Appendix B, Investor Contracts** of the Form C. The latest Form C or C/A filing be found here: https://www.sec.gov/cgi-bin/browse-edgar?company=&match=&filenum=020-31750&State=&Country=&SIC=&myowner=exclude&action=getcompany